Exhibit 95

United States Steel Corporation

Mine Safety Disclosure

(Unaudited)

Mine (Federal Mine Safety and Health Administration (MSHA) ID)	Total # of Significant & Substantial violations under §104 (a)	Total # of orders under §104(b) (a)	Total # of unwarrantable failure citations and orders under §104(d) (a)	Total # of violations under §110(b)(2) (a)	Total # of orders under §107(a) (a)	Total dollar value of proposed assessments from MSHA	Total # of mining related fatalities	Received Notice of Pattern of Violations under §104(e) (a) (yes/no)?	Received Notice of Potential to have Pattern under §104(e) (a) (yes/no)?	Total # of Legal Actions Pending with the Mine Safety and Health Review Commission as of Last Day of Period (b)	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Mt. Iron (2100819, 2100820, 2100282)	86	1	1	0	0	$311,173	0	no	no	125	69	12
Keewatin (2103352)	27	0	0	0	0	$176,307	0	no	no	44	38	0

(a)	References to Section numbers are to sections of the Federal Mine Safety and Health Act of 1977.
(b)

Includes all legal actions pending before the Federal Mine Safety and Health Review Commission, together with the Administrative Law Judges thereof, for each of our iron ore operations. These actions may have been initiated in prior quarters. All of the legal actions were initiated by us to contest citations, orders or proposed assessments issued by the Federal Mine Safety and Health administration, and if we are successful, may result in the reduction or dismissal of those citations, orders or assessments. As of the last day of the period, all 169 legal actions were to contest citations and proposed assessments.